CLIFTON STAR RESOURCES INC.

c/o 430 – 580 Hornby Street

Vancouver, B.C. v6C 3B6

905-726-8585

June 17, 2008

NEW RELEASE

The Company is pleased to announce that it has granted incentive stock options to purchase up to 200,000 shares at $2.70 per share, exercisable for a period of two years.  These options are subject to the approval of the TSX Venture Exchange.

CLIFTON STAR RESOURCES INC.

“Harry Miller”

HARRY MILLER, President

425.453.0355                                                  Hacabell@hotmail.com

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

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